UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 1

Plains All American Pipeline, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

726503105

(CUSIP Number)

Laura L. Tyson

General Counsel

2229 San Felipe Street, Suite 1300

Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726503105

1	Names of Reporting Persons EMG Investment, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 6,220,955 Common Units*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,220,955 Common Units*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,220,955 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*

Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person directly owns 6,220,955 Class A Units representing limited partner interests (the “Class A Units”) in Plains AAP, L.P. (“AAP”), which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of the reporting person in exchange for a like number of common units representing limited partner interests (“Common Units”) in the Issuer held by AAP (the “Redemption Right”). Simultaneously with the redemption of Class A Units in exchange for Common Units, the reporting person must transfer to Plains GP Holdings, L.P. (“PAGP”) a corresponding number of Class B shares representing limited partner interests (the “PAGP Class B Shares”) in PAGP and a corresponding number of units representing membership interests (“Holdings GP Units”) in PAA GP Holdings LLC (“Holdings GP”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Common Units (726,821,163) issued and outstanding as of May 1, 2019, which is the most recent date provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019. The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons NGP MR Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 6,220,955 Common Units*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,220,955 Common Units*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,220,955 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%**

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*

Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of EMG Investment, LLC (“EMG”). EMG directly owns 6,220,955 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Common Units (726,821,163) issued and outstanding as of May 1, 2019, which is the most recent date provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019. The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons John T. Raymond

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 13,058,352 Common Units*

	8	Shared Voting Power 6,220,955 Common Units*

	9	Sole Dispositive Power 13,058,352 Common Units*

	10	Shared Dispositive Power 6,220,955 Common Units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,279,307 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 2.7%**

14	Type of Reporting Person (See Instructions) IN

*

The reporting person directly owns (i) 1,599,616 Common Units and (ii) 8,275,520 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of the reporting person in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, the reporting person must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. An additional 3,183,216 Common Units may be deemed to be beneficially owned by the reporting person as a result of his status as the sole member of Lynx Holdings I, LLC (“Lynx”). Lynx owns 3,183,216 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of Lynx in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, Lynx must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Beneficial ownership of the remaining 6,220,955 Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Chief Executive Officer of the designated manager of EMG. EMG directly owns 6,220,955 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Common Units (726,821,163) issued and outstanding as of May 1, 2019, which is the most recent date provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019. The Common Units to which John T. Raymond and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

CUSIP No. 726503105

1	Names of Reporting Persons John G. Calvert

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0*

	8	Shared Voting Power 6,220,955 Common Units*

	9	Sole Dispositive Power 0*

	10	Shared Dispositive Power 6,220,955 Common Units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,220,955 Common Units*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 0.9%**

14	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the President of the designated manager of EMG. EMG directly owns 6,220,955 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement (as defined below in Item 2), are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

**

Based on the total number of Common Units (726,821,163) issued and outstanding as of May 1, 2019, which is the most recent date provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019. The Common Units to which EMG and each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, dated November 15, 2016, originally filed with the Securities and Exchange Commission (the “Commission”) on November 25, 2016 (the “Schedule 13D”).  Capitalized terms used but otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.                                                         Identity and Background.

The first sentence of the second paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Pursuant to the Eighth Amended and Restated Agreement of Limited Partnership of Plains AAP, L.P., a Delaware limited partnership (“AAP”), dated as of November 15, 2016, as amended (the “AAP Partnership Agreement”), the Second Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., a publicly-traded Delaware limited partnership (“PAGP”), dated as of November 15, 2016 (the “PAGP Partnership Agreement”), and the Third Amended and Restated Limited Liability Company Agreement, of PAA GP Holdings LLC, a Delaware limited partnership (“Holdings GP”), dated as of February 16, 2017, as amended (the “Holdings GP Agreement”), EMG has the right, from time to time and subject to a partial lock-up, to immediately redeem (the “Redemption Right”) its Class A units representing limited partner interests (the “Class A Units”) in AAP in exchange for a like number of Common Units in the Issuer held by AAP.

The fifth paragraph of Item 2(a) is hereby amended by replacing the words ‘Chief Operating Officer’ with “President”.

The sixth paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

Additionally, the terms of the Limited Liability Company Agreement of the Manager, dated as of February 16, 2007 (the “Manager LLC Agreement”) may require the signature of the Chief Executive Officer or the President of the Manager and another officer.  Mr. Raymond and Mr. Calvert are the only Chief Executive Officer and President, respectively, of the Manager and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of the Manager. As such, the approval of either Mr. Raymond or Mr. Calvert may be required for action to be taken on behalf of the Manager, including the voting or disposition of investment securities.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b)                                 The principal business address of each of the Reporting Persons is:

2229 San Felipe Street, Suite 1300

Houston, Texas 77019

Item 5.                                                         Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)                              (i)                                     EMG does not directly own any Common Units. EMG owns 6,220,955 Class A Units, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 726,821,163 Common Units outstanding as of May 1, 2019 and assuming all 6,220,955 Class A Units held by EMG are redeemed in exchange for Common Units pursuant to the Redemption Right, EMG would directly own approximately 0.9% of the Common Units.

(ii)                                  The Manager does not directly own any Common Units. As a result of its status as the designated manager of EMG, the Manager may be deemed to beneficially own the 6,220,955 Class A Units held of record by EMG, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 726,821,163 Common Units outstanding as of May 1, 2019 and assuming all 6,220,955 Class A Units held by EMG are redeemed by EMG in exchange for Common Units pursuant to the Redemption Right, the Manager may be deemed to beneficially own approximately 0.9% of the Common Units.

(iii)                               Mr. Raymond directly owns 1,599,616 Common Units and 8,275,520 Class A Units, which are redeemable, from time to time and subject to a partial lock-up, at the election of Mr. Raymond in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, Mr. Raymond must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, Mr. Raymond may be deemed to beneficially own the Common Units to which he is entitled upon the exercise of his Redemption Right. Mr. Raymond may be deemed to beneficially own an additional (a) 3,183,216 Class A Units held of record by Lynx, of which he is the sole member, and (b) 6,220,955 Class A Units held of record by EMG, as a result of his status as the Chief Executive Officer of the designated manager of EMG. The Class A Units are redeemable, from time to time and subject to a partial lock-up, at the election of Lynx and EMG, as applicable, in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, Lynx and EMG, as applicable, must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, Lynx and EMG may be deemed to beneficially own the Common Units to which they are entitled upon the exercise of their respective Redemption Right. Based on there being 726,821,163 Common Units outstanding as of May 1, 2019 and assuming all 8,275,520 Class A Units held by Mr. Raymond, all 6,220,955 Class A Units held by EMG, and all 3,183,216 Class A Units held by Lynx are redeemed in exchange for Common Units pursuant to the Redemption Right, Mr. Raymond may be deemed to beneficially own approximately 2.7% of the Common Units.

(iv)                              Mr. Calvert does not directly own any Common Units. As a result of his status as the President of the designated manager of EMG, Mr. Calvert may be deemed to beneficially own the 6,220,955 Class A Units held of record by EMG, which are redeemable, from time to time and subject to a partial lock-up, at the election of EMG in exchange for a like number of Common Units held by AAP. Simultaneously with the redemption of the Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. As a result, EMG may be deemed to beneficially own the Common Units to which it is entitled upon the exercise of its Redemption Right. Based on there being 726,821,163 Common Units outstanding as of May 1, 2019 and assuming all 6,220,955 Class A Units held by EMG are redeemed by EMG in exchange for Common Units pursuant to the Redemption Right, Mr. Calvert may be deemed to beneficially own approximately 0.9% of the Common Units.

As discussed above in Item 2(a), the terms of the Manager LLC Agreement may require the signature of the Chief Executive Officer or the President of the Manager and another officer.  Mr. Raymond and Mr. Calvert are the only Chief Executive Officer and President, respectively, of the Manager and they may not be removed nor may additional officers be appointed without the unanimous consent of the members of the Manager. As such, the approval of either Mr. Raymond or Mr. Calvert may be required for action to be taken on behalf of the Manager, including the voting or disposition of investment securities.

The Common Units to which EMG and each other Redemption Right Holder is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	19,279,307	(1)	2.7	%(3)
John G. Calvert	6,220,955	(2)	0.9	%(3)
Laura L. Tyson	0		0.0%
T. Nolen Taylor	0		0.0%
Christopher E. Bajec	0		0.0%
Bruce MacNeal Dickson	0		0.0%

(1)                                 Mr. Raymond directly owns (i) 1,599,616 Common Units and (ii) 8,275,520 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement, are redeemable at the election of Mr. Raymond in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, Mr. Raymond must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. An additional 3,183,216 Common Units may be deemed to be beneficially owned by Mr. Raymond as a result of his status as the sole member of Lynx. Lynx directly owns 3,183,216 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement, are redeemable at the election of Lynx in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, Lynx must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units.

Beneficial ownership of the remaining 6,220,955 Common Units referred to herein is being reported hereunder solely because Mr. Raymond may be deemed to beneficially own such securities as a result of his status as the Chief

Executive Officer of the designated manager of EMG. EMG directly owns 6,220,955 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement, are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units and Class A Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

(2)                                 Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the President of the designated manager of EMG. EMG directly owns 6,220,955 Class A Units in AAP, which, pursuant to the AAP Partnership Agreement, are redeemable at the election of EMG in exchange for a like number of Common Units in the Issuer held by AAP. Simultaneously with the redemption of Class A Units in exchange for Common Units, EMG must transfer to PAGP a corresponding number of PAGP Class B Shares and a corresponding number of Holdings GP Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person (other than John T. Raymond, solely with respect to his direct holdings of Common Units) that it or he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.

(3)                                 Based on the total number of Common Units (726,821,163) issued and outstanding as of May 1, 2019, which is the most recent date provided in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2019.  The Common Units to which each other holder of a Redemption Right is entitled upon redemption of Class A Units and a corresponding transfer of PAGP Class B Shares and Holdings GP Units are currently outstanding and held by AAP. Therefore, the percentage ownership reported herein will not be effected by the exercise or non-exercise of Redemption Rights by other holders thereof.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c)                                  On May 23, 2019, pursuant to the AAP Partnership Agreement, EMG redeemed 4,013,478 Class A Units for Common Units on a one-for-one basis, by delivering such Class A Units to AAP along with the associated PAGP Class B Shares and Holdings GP Units. Immediately following such redemption, EMG distributed to certain of its members (including Mr. Raymond), in-kind and on a pro rata basis based on their ownership interests in EMG, the Common Units received in such redemption. Each member receiving such Common Units is bound by a lock-up, which restricts the sale of such Common Units (i) in any amount prior to the 61st day following the date of redemption, (ii) in an amount exceeding 1/3 of the Common Units distributed to such member prior to the 121st day following the date of redemption, and (iii) in an amount exceeding 2/3 of the Common Units distributed to such member prior to the 181st day following the date of redemption.

Also on May 23, 2019, EMG distributed to certain of its members (including Mr. Raymond), in-kind and on a pro rata basis based on their ownership interests in EMG, bundled interests comprising Class A Units, PAGP Class B Shares and Holdings GP Units. Pursuant to the AAP Partnership Agreement, the members to whom such bundled interests were transferred will have a Redemption Right. Each member receiving such bundled interests is bound by a lock-up, which restricts the sale of Common Units or Class A shares (“PAGP Class A Shares”) of PAGP into which such bundled interests are convertible (i) in any amount prior to the 61st day following the date of redemption, (ii) in an amount exceeding 1/3 of the Common Units or PAGP Class A Shares into which the bundled interests distributed to such member are convertible prior to the 121st day following the date of redemption, and (iii) in an amount exceeding 2/3 of the Common Units or PAGP Class A Shares into which the bundled interests distributed to such member are convertible prior to the 181st day following the date of redemption.

On May 28, 2019, EMG requested redemption of 8,179,284 Class A Units in exchange for Common Units on a one-for-one basis pursuant to its Redemption Right. EMG sold the Common Units it received pursuant to such request for redemption in multiple transactions exempt from registration under Rule 144 of the Securities Act of 1933, as amended, at a price of $23.10 per Common Unit, the proceeds of which will be distributed to EMG’s remaining members on a pro rata basis.

Except as set forth above, none of the Reporting Persons, or to the Reporting Persons’ knowledge, any of the Covered Individuals, has effected any transactions in Common Units in the past 60 days.

Item 5(e) is hereby amended and restated in its entirety as follows:

(e) As of May 23, 2019, each of the Reporting Persons ceased to beneficially own more than five percent of all of the outstanding Common Units, and accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Schedule A

Schedule A is hereby amended and restated in its entirety by Schedule A attached hereto.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 4, 2019.

EMG INVESTMENT, LLC

	By:	NGP MR Management, LLC,
its manager

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

NGP MR MANAGEMENT, LLC

	By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

	By:	/s/ John G. Calvert
John G. Calvert
President

/s/ John T. Raymond
John T. Raymond

/s/ John G. Calvert
John G. Calvert

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the executive officers and directors of the Manager are set forth below. EMG has no officers or directors and is managed by the Manager, which has the executive officers and directors set forth below. The business address of each of the executive officers and directors listed below is 2229 San Felipe Street, Suite 1300, Houston, Texas 77019. The principal business of EMG is to invest in GP LLC and AAP.

Name	Title	Principal Occupation
John T. Raymond	Chief Executive Officer	Managing Partner and Chief Executive Officer of the family of funds managed by The Energy & Minerals Group

John G. Calvert	President	President of the family of funds managed by The Energy & Minerals Group

Laura L. Tyson	General Counsel, Chief Operating Officer and Secretary	General Counsel, Chief Operating Officer and Secretary of the family of funds managed by The Energy & Minerals Group

T. Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy & Minerals Group

Christopher E. Bajec	Chief Tax Officer	Chief Tax Officer of the family of funds managed by The Energy & Minerals Group

Bruce MacNeal Dickson	Chief Compliance Officer	Chief Compliance Officer of the family of funds managed by The Energy & Minerals Group